SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 INTERSOLV, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   46070J-10-6
                                 (CUSIP Number)





                    Brian P. Friedman, Furman Selz SBIC, L.P.
                    230 Park Avenue, New York, New York 10169
                                 (212) 309-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No. 46070J-10-6                          Page   2   of   6   Pages
- -----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Furman Selz SBIC, L.P.
- -----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)

                                                                   (b)

- -----------------------------------------------------------------------------
    3       SEC USE ONLY


- -----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            00
- -----------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)


- -----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- -----------------------------------------------------------------------------
  NUMBER OF                      7     SOLE VOTING POWER 975,582 shares
   SHARES
 BENEFICIALLY                    8     SHARED VOTED POWER
  OWNED BY
    EACH                         9   SOLE DISPOSITIVE POWER 975,582 shares
  REPORTING
 PERSON WITH                    10   SHARED DISPOSITIVE POWER

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,582 shares
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Less than 5% of the shares outstanding

- ------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.           Security and Issuer

         Common Stock, par value $.01 per share ("Common Stock")
         Intersolv, Inc. (the "Company")
         9240 Key West Boulevard
         Rockville, Maryland 20850

Item 2.           Identity and Background

         Item 2 is revised to reflect that several of the entities previously described under this Item 2 have been reorganized as limited liability companies. In accordance with the regulations applicable to Schedule 13D, Item 2 is amended and restated in its entirety:

         FURMAN SELZ SBIC, L.P., a Delaware limited partnership

         Address:                         230 Park Avenue
                                          New York, New York 10169

         Principal business:              private equity investment fund

         Address of principal business:   same as above

         (d)      No such convictions

         (e)      No such judgments

         FURMAN SELZ SBIC INVESTMENTS, L.L.C., a Delaware limited liability company (successor to Furman Selz SBIC Investments, Inc.)

         Address:                        230 Park Avenue
                                         New York, New York 10169

         Principal business:             general partner of Furman Selz SBIC,
                                         L.P.

         Address of principal business:  same as above

         (d)      No such convictions

         (e)      No such judgments

         FURMAN SELZ INVESTMENTS, L.L.C., a Delaware limited liability company (owns 99% of Furman Selz SBIC Investments, L.L.C. and is the successor to Furman Selz Investments, Inc.)

         Address:                          230 Park Avenue
                                           New York, New York 10169

         Principal business:               manager of investment funds

         Address of principal business:    same as above

         (d)      No such convictions

         (e)      No such judgments

         FURMAN SELZ PROPRIETARY, INC., a Delaware corporation (owns 1% of Furman Selz SBIC Investments, L.L.C.)

         Address:                         230 Park Avenue
                                          New York, New York 10169

         Principal business:              holding company for various Furman
                                          Selz investments

         Address of principal business:   same as above

         (d)      No such convictions

         (e)      No such judgments

         FURMAN SELZ HOLDINGS L.L.C., a Delaware limited liability company (owns 100% of Furman Selz Proprietary, Inc. and is the successor of Furman Selz Holding Corp.)

         Address: 1105 North Market Street, P.O. Box 8985 Wilmington, Delaware 19899

         Principal business:         diversified financial services holding
                                     company

         Address of principal business:  same as above

         (d)      No such convictions

         (e)      No such judgments

         The directors and executive officers of Furman Selz
Holdings L.L.C. are the following:

Directors:                 Steven D. Blecher
                           Roy L. Furman
                           Edmund A. Hajim
                           Bernard T. Selz
                           Stuart B. Ross

Officers:                  Edmund A. Hajim                 Chairman, CEO
                           Roy L. Furman                   President
                           Bernard T. Selz                 Vice President
                           Steven D. Blecher               Vice President/
                                                           Treasurer/Secretary
                           Elizabeth Q.
                             Solazzo                       Assistant Secretary
                           Thalia M. Cody                  Assistant Secretary
                           Robert J. Miller                Assistant Treasurer

         As a result of the Merger (as defined in Item 3 of this Schedule 13D) and independently of Furman Selz SBIC, L.P. or any of the other entities named above, Edmund A. Hajim and Terence Quinn, Chairman of the Board and Managing Director, respectively, of Furman Selz L.L.C. (successor to Furman Selz Incorporated), a wholly-owned subsidiary of Furman Selz Holdings L.L.C., each own less than 5% of the Company's Common Stock.

Item 3.           Source and Amount of Funds or Other Considerations

         No change.

Item 4.           Purpose of Transaction

         No change.

Item 5.           Interest in Securities of the Issuer

         As of May 10, 1996, the reporting person had sold an aggregate of 86,800 shares and is no longer the beneficial owner of more than 5% of the shares of Common Stock outstanding.
The sales were effected as follows:


                               Number of                   Average Sale Price
Date                           Shares                    (including commissions)

 4/19/96                       24,800                            $16.00

 5/10/96                       62,000                          $10.2157


Item 6.           Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of the Issuer

         No change.

Item 7.           Material to Be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of each person's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 1996                             FURMAN SELZ SBIC, L.P.


                                                 By:      FURMAN SELZ SBIC
                                                          INVESTMENTS, L.L.C.
                                                         (its General Partner)


                                                 By:  /s/ Brian P. Friedman
                                                      Name:  Brian P. Friedman
                                                             Title:  President